

Troy Carter · 3rd

Planetary-Scale Regeneration

Sedona, Arizona, United States · 500+ connections ·

Contact info

RIZOME **Rizome**

Stanford University

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Bamboo Skyscrapers
Medium

Why Strong, Durable, Fire-Resistant Bamboo is the Best Material for Tall Mass...



Global Shabbat
Medium

COVID-19 exposes a critical flaw in our economic system: that we can't afford to...



Reg
Medi

Bam
crisi

Activity

969 followers



Hey climate team! Wow, listening to Dror share a vision for natural urban design...

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Hey climate team! Wow, listeni Dror share a vision for natural

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Hey climate and regenerative building friends and allies, We're hosting an...

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Awesome peter :)

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Experience

Co-Founder / Chief Strategy Officer

Rizome

2019 – Present · 2 yrs

Hawaiian Islands

At Rizome, we're scaling bamboo into a primary global construction material, sequestering CO_2, and building climate-positive buildings and cities.



Founder

Earthshot Labs

2020 – Present · 1 yr

Finance Consultant

Troy Carter Consulting · Full-time

Jan 2015 – Present · 6 yrs 2 mos

Hawaii, United States

Financial structuring for renewable agriculture and energy and projects, sustainable CPG, and other planet-positive initiatives.

Founder

Troy Cider

2012 – 2014 · 2 yrs

The first national and international hard cider brand in California. Brand sold in 2014.

Head of Analytics

E la Carte Inc.

2011 – 2012 · 1 yr
Palo Alto

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Education

Stanford University
Bachelor's degree, Economics
2007 – 2011